Marisol Lazo Flores

Summary

Marisol is an avid advocate for employee empowerment and has spent that past several years helping independently owned restaurants implement Open-Book Management. She has coached and advised restaurant owners on financial planning, employee engagement and profit sharing. Presently, she recently was a Partner at ReThink Restaurants, a mission-aligned consultancy, currently focused in supporting restaurants through this Pandemic.

Prior to her consultancy work, Marisol spent nearly a decade in general management positions, specifically in the independently owned portion of the hospitality industry. As a GM, she led new store openings, managed multiple teams and executed extensive training programs.

Contact Information

marisol@mainstreetphoenix.org

Position with Main Street Phoenix Project

Managing Director

October 2020 - Present

An expert in Open-Book Management, Marisol has coached myriad restaurant clients to strengthen employee engagement and increase financial literacy with the goal of creating more profitable, equitable and stable businesses.

Having had intimate professional experience with restaurants, she has an actionable vision for how the industry needs to evolve. She aspires to make the changes needed to achieve equity in the workplace; including fair wages, and job stability.

Marisol is responsible for overseeing all operations of the organization such as fundraising, acquisitions, and strategic planning.

Work Experience

- Partner, ReThink Restaurants. April 2020- Sept 2021
- Director of Learning & Development, ReThink Restaurants. 2017-2020

Education

MBA, Hult International Business School, 2017.

Masters in International Marketing, Hult International Business School, 2018.

Accomplishments

In 2019, she created and conducted the RTR Intensive, a 32-hour seminar series for owners and managers of restaurant companies.

Skills and Abilities

- Open Book Management
- Financial Planning
- Employee Engagement
- Restaurant Operations
- Training and Development
- Bilingual in Spanish and English